February 22, 2011
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Allegheny Technologies Incorporated Amendment No. 1 Registration Statement on Form S-4 Filed February 1, 2011 File No. 333-171426
Dear Ms. Long:
     We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated February 15, 2011 regarding Amendment No. 1 to the Registration Statement on Form S-4 filed by Allegheny Technologies Incorporated (“ATI”) on December 27, 2010 (File No. 333-171426) (the “Form S-4”). Set forth below are the Staff’s comments and our responses. We also call to the Staff’s attention that ATI has filed Amendment No. 2 to the Form S-4 on the date of this letter.
     Pursuant to Rule 418 of the Securities Act of 1933, as amended, the Company requests that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.
General
COMMENT NO. 1:
We note that you have not provided the acknowledgments requested in our previous comment letter dated January 21, 2011. In this regard, please provide us with a written statement from the company acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE:
     We note that the Staff’s letter dated January 21, 2011 requested that the referenced statements be provided “in the event [we] request acceleration of the effective date of the pending registration statement.” We have not requested acceleration of the effective date of the Form S-4 and are not doing so now; however, we have provided the requested acknowledgements at the conclusion of this letter in accordance with the Staff’s comment.
COMMENT NO. 2:
We note a number of blank spaces through the registration statement. Please include all omitted information, other than dates and related information that are not yet determinable, as soon as practicable. Please note that we may have additional comments upon review of this information.
RESPONSE:
     We have included in Amendment No. 2 to the Form S-4 all omitted information other than dates and related information that are not yet determinable, such as (i) date, time and place of the special meeting, (ii) the record date for the special meeting, (iii) the mailing date of the proxy statement/prospectus, (iv) the last practicable date before the date of the proxy statement/prospectus and (v) certain information to be provided as of the record date or the last practicable date before the date of the proxy statement/prospectus.
COMMENT NO. 3:
We note your response to Comment 3 in our letter dated January 21, 2011, including your statement that Ladish orally informed Baird of Ladish’s belief that the combined company could realize approximately $30 million of incremental annual income by ATI supplying Ladish with material volumes that Ladish currently purchases from ATI’s competitors. To the extent that such projection was relied upon by Baird in preparing its analysis relating to its fairness opinion, please disclose this projection in your filing.

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

RESPONSE:
      We have revised our disclosure on page 47 of Amendment No. 2 to the Form S-4 to disclose this projection.
Proxy Statement/Prospectus Cover Page/Letter to Shareholders
COMMENT NO. 4:
We note in response to comment 6 in our letter dated January 21, 2011, you have disclosed that certain of Ladish’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests solely as shareholders of Ladish. Please revise your disclosure to clarify not only that their interests are “different from, or in addition to,” those of Ladish shareholders, but that certain Ladish directors and executive officers will directly benefit from the merger.
RESPONSE:
     We have revised our disclosures in Amendment No. 2 to the Form S-4 on the proxy statement/prospectus cover page, the letter to shareholders and on pages iii, 3, 16, 37 and 51 to clarify that certain directors and executive officers of Ladish Co., Inc. (“Ladish”) will directly benefit from the merger.
Questions and Answers about the Special Meeting, page ii
COMMENT NO. 5:
We note that you have added disclosure on page ii. However, similar disclosure appears on page vi. Please remove the duplicate disclosure.
RESPONSE:
     We have removed the referenced disclosure on page ii of Amendment No. 2 to the Form S-4.
Summary, page 1
Material United States Federal Income Tax Consequences, page 2
COMMENT NO. 6:
We note your revised disclosure in response to comment 10 in our letter dated January 21, 2011. However, we note that your disclosure “[a]ssum[es] that the mergers, together, qualify as a

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

“reorganization” within the meaning of Section 368(a) of the Code...” It is not appropriate to assume any legal conclusion, such as that noted, that underlies the legal opinion. The tax treatment in this case depends upon the legal conclusion of whether the merger qualifies as a reorganization, and counsel must opine on this matter as part of its tax opinion. Please see our related comment below.
RESPONSE:
     We have revised our disclosure on page 70 of Amendment No. 2 to the Form S-4 to remove the referenced assumption.
Opinion of Ladish’s Financial Advisor, page 2
COMMENT NO. 7:
We note your response to comment 15 in our letter dated January 21, 2011. Please state clearly that $4.6 million of Baird’s $4.9 million fee is contingent upon completion of the merger.
RESPONSE:
     We have revised our disclosure on page 2 of Amendment No. 2 to the Form S-4 to clarify that $4.6 million of Baird’s $4.9 million fee is contingent upon completion of the merger.
Interest of Ladish’s Directors and Officers in the Merger, page 2
COMMENT NO. 8:
We note your revisions in response to comment 11 in our letter dated January 21, 2011. Please further revise your disclosure to quantify, to the extent possible, the value of each of the listed benefits that will be received by the directors and executive officers.
RESPONSE:
     We have revised our disclosure on page 3 of Amendment No. 2 to the Form S-4 to quantify, to the extent possible, the value of each of the listed benefits that will be received by the directors and executive officers of Ladish. We also have made conforming changes to the comparable disclosure on page 52 of Amendment No. 2 to the Form S-4.
Retention Pool, page 3
COMMENT NO. 9:
We note your revised disclosure stating that each of the executive officers of Ladish and “certain other Ladish employees” are eligible to receive payment from the retention pool. Please revise your disclosure here and on page 47 to specify the “certain other Ladish employees.”

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

RESPONSE:
     We have revised our disclosures on pages 4, 51 and 53 of Amendment No. 2 to the Form S-4 to clarify that the non-executive officers of Ladish who are eligible to participate in the retention pool consist of divisional management and other key management employees. Given that the overall size of the retention pool is disclosed and that these persons are not directors or executive officers of Ladish, we do not believe that the particular identities of these individuals are material to Ladish shareholders in making their decision regarding the adoption of the merger agreement.
The Merger, page 25
Background of the Merger, page 25
COMMENT NO. 10:
We note your revisions in response to comments 22 and 23 in our letter dated January 21, 2011. However, your revised disclosure regarding the terms of the merger agreement merely lists those terms that were discussed through the negotiations, but does not provide a detailed discussion of the actual negotiations, including the parties present at the meetings, the material issues discussed, and the positions taken by those involved in each meeting. For example, we note that you have not added any disclosure regarding the details of the negotiations of the no-solicitation provision agreed to by Ladish, the ability of Ladish to accept an unsolicited superior proposal, the circumstances under which Ladish may terminate the merger agreement, and the obligations of Ladish to pay a termination fee. In particular, we note that one of your directors dissented due to the restrictions in the merger agreement regarding Ladish’s ability to negotiate an alternative business combination transaction. Please revise your disclosure accordingly.
RESPONSE:
     We have revised our disclosures on pages 32-34 of Amendment No. 2 to the Form S-4 to provide additional detail in accordance with the Staff’s comment.
COMMENT NO. 11:
We note your revisions in response to comment 28 in our letter dated January 21, 2011. Please revise your disclosure to provide additional details regarding the significance of recent trends in Ladish’s stock price, the potential synergies anticipated to result from the proposed merger, and the potential pro forma impact of the merger on ATI’s earnings per share, including the impact of the range of potential merger consideration on whether the transaction would be accretive or dilutive to ATI’s pro forma earnings per share and over what time periods. In your revised disclosure, please disclose what in particular was discussed regarding such topics, including

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

whether potential synergies, cost savings or the potential pro forma impact of the merger on ATI’s earnings per share were quantified.
RESPONSE:
     We have revised our disclosures on page 28 of Amendment No. 2 to the Form S-4 to provide additional detail in accordance with the Staff’s comment.
COMMENT NO. 12:
We note your revisions in response to comment 31 in our letter dated January 21, 2011. In particular, we note your disclosure that in early September 2010, Mr. Vroman informed Mr. Hassey that Ladish’s board intended to contact one or more potential bidders that had indicate an interest in a strategic transaction with Ladish. Please disclose the number of other potential bidders that had indicated such an interest, and why the Ladish board contacted a representative of Bidder X, but did not contact any of the other potential bidders.
RESPONSE:
     We have revised our disclosure on page 30 of Amendment No. 2 to the Form S-4 to indicate that no potential bidders other than ATI and Bidder X had made an offer, or provided a written indication of interest in, Ladish.
COMMENT NO. 13:
Please revise your disclosure on page 29 to clarify why a merger with ATI was perceived to have a “better strategic fit” and “greater opportunities for synergies” than a merger with Bidder X.
RESPONSE:
     We have revised our disclosure on page 31 of Amendment No. 2 to the Form S-4 to clarify why Ladish perceived to have a better strategic fit and greater opportunities for synergies than a merger with Bidder X.
Ladish’s Reasons for the Merge; Recommendation of the Ladish Board of Directors, page 32
COMMENT NO. 14:
We note your revisions in response to comment 40 in our letter dated January 21, 2011, including Ladish’s long-term strategic plan was “subject to significant risks” and “did not support a valuation of Ladish in excess of the merger consideration.” Please revise your disclosure to provide sufficient detail regarding the long-term strategic plan so that investors can evaluate why the plan supported the board’s recommendation for the merger.

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

RESPONSE:
     We have revised our disclosure on page 35 of Amendment No. 2 to the Form S-4 to provide additional detail regarding Ladish’s long-term strategic plan.
COMMENT NO. 15:
We note your revisions in response to comment 38 in our letter dated January 21, 2011. In particular, we note that John Splude dissented from the board’s determination that the proposed merger agreement and transactions contemplated thereby were advisable, fair to and in the best interests of Ladish partially because of the restrictions on Ladish’s ability to negotiate with a third party in connection with a “takeover proposal.” Please clarify what you mean by “takeover proposal.” If you are referring to the restrictions regarding Ladish’s ability to negotiate an alternative transaction or accept a superior proposal, as you reference elsewhere in the prospectus, please revise your disclosure to use consistent terminology.
RESPONSE:
     We have revised our disclosure on page 37 of Amendment No. 2 to the Form S-4 to use terminology that is consistent with the terminology used on pages 3 and 15.
Opinion of Ladish’s Financial Advisor — Robert W. Baird & Co. Incorporated, page 34
COMMENT NO. 16:
We note your revisions in response to comment 43 in our letter dated January 21, 2011. Please revise the first sentence of your first full paragraph on page 37 to state that it is Baird’s belief that the opinion may not be relied upon, used for any other purpose or disclosed to any other party without its prior written consent.
RESPONSE:
     We have revised our disclosure on page 40 of Amendment No. 2 to the Form S-4 to state that it is Baird’s belief that its opinion may not be relied upon, used for any other purpose or disclosed to any other party without its prior written consent.
Valuation of Ladish, page 37
COMMENT NO. 17:
Please revise your disclosure to include a discussion of the valuation multiples as provided to the Ladish board on page 8 of Baird’s November 16, 2010 presentation to the Board of Directors.

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

RESPONSE:
     We have revised our disclosure on page 41 to include a discussion of the valuation multiples as provided to the Ladish board of directors on page 8 of Baird’s November 16, 2010 presentation to the Board of Directors.
COMMENT NO. 18:
We note that in response to comment 48 in our letter dated January 21, 2011, you state that Baird did not provide detail regarding unlevered free cash flow to Ladish’s board. However, we note your disclosure that Baird performed its discounted cash flow analysis utilizing Ladish’s projected unlevered free cash flows, and also note the discounted cash flow analysis that was provided to the Ladish board on page 21 of the November 16, 2010 Presentation to the Board of Directors. In order for shareholders to understand the current disclosure regarding the discounted cash flow analysis, please disclose the projected unlevered free cash flows used in such analysis.
RESPONSE:
     We have revised our disclosure on pages 44-45 of Amendment No. 2 to the Form S-4 to provide the referenced projected unlevered free cash flows.
Valuation of ATI, page 41
COMMENT NO. 19:
We note your revisions in response to comments 46 and 49 in our letter dated January 21, 2011. Please further revise your disclosure to include the financial characteristics that were used to select the companies used in the Selected Publicly Traded Company Analysis (for both the valuation of Ladish and the valuation of ATI) and the acquisitions used in the Selected Acquisition Analysis. If there were companies and/or acquisitions that met the selection criteria that were excluded from the analysis, please identify them and explain why they were excluded.
RESPONSE:
     We have revised our disclosure on pages 42, 44 and 45, of Amendment No. 2 to the Form S-4 to provide the financial characteristics that were used by Baird to select the companies used in the Selected Publicly Traded Company Analysis for both the valuation of Ladish and the valuation of ATI and the acquisitions used in the Selected Acquisition Analysis. We also have identified the companies and/or acquisitions that met the selected criteria that were excluded from Baird’s analysis and explained why they were excluded by Baird.

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

Pro Forma Merger Analysis, page 42
COMMENT NO. 20:
We note your response to comment 51 in our letter dated January 21, 2011, and that you have not included disclosure of the analysis or results of the certain pro forma financial impacts so as not to include potentially misleading information. However, we note that on page 35 of Baird’s November 16, 2010 Presentation to the Board of Directors, Baird presented both a Transaction EPS Impact and its analysis supporting its conclusion that the proposed transaction would be dilutive to the combined company’s diluted EPS in fiscal 2011. Given that such analysis was presented to the Ladish Board of Directors, please include such analysis and the results of your analysis in your disclosure, including the assumptions you relied on in preparing the analysis.
RESPONSE:
     We have revised our disclosure on page 47 of Amendment No. 2 to the Form S-4 to provide the referenced analysis.
Litigation Related to the Merger, page 51
COMMENT NO. 21:
Please revise your description of the litigation related to the merger to include a materially complete description of such litigation. In particular, please provide the material details of the allegations of the complaint, including why the plaintiffs believe that the consideration of the Ladish shareholders will receive is inadequate and why the Ladish directors breached their fiduciary duties in negotiating and approving the merger agreement. Please also specify that the plaintiff in the Wisconsin state court case also alleges that the Form S-4 is materially deficient, and clarify that the allegations relating to Sections 14(a) and 20(a) of the Exchange Act brought by the plaintiff in the United States District Court for the Eastern District of Wisconsin involve similar claims relating to a materially deficient form S-4.
RESPONSE:
     We have revised our disclosures on page 56 of Amendment No. 2 to the Form S-4 to provide additional details of the litigation related to the merger in accordance with the Staff’s comment. We have made similar charges to the comparable discussion on pages 6-7 of Amendment No. 2 to the Form S-4.
The Merger Agreement, page 52
COMMENT NO. 22:
We note your response to comment 60 in our letter dated January 21, 2011 that there are no separate standalone conditions to completion of the merger. In this case, please revise your

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

disclosure on page 55 stating that “there are separate standalone conditions to completion of the merger relating to the absence of any material adverse effect.
RESPONSE:
     We have revised our disclosure on page 57 of Amendment No. 2 to the Form S-4 to remove the sentence referenced in the Staff’s comment.
Material U.S. Federal Income Tax Consequences, page 65
COMMENT NO. 23:
As noted in comment 63 in our letter dated January 21, 2011, your disclosure must clearly set forth counsel’s opinions regarding each material tax consequence being opined upon. In particular, we note that the entire tax discussion is qualified by the assumption that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. As noted above, the tax treatment of the merger depends upon the legal conclusion of whether the merger qualifies as a reorganization, and counsel must therefore opine on this matter as part of its tax opinion. We note your disclosure on page 2 that it is a condition to the obligations of the parties that each party will receive an opinion of counsel to the effect that the mergers will qualify as a reorganization. To the extent that this condition may be waived, you must file an executed opinion of counsel before effectiveness opining on the qualification of the merger as a reorganization. However, if this condition is a non-waivable condition, you are permitted to file the tax opinions as an exhibit in a post-effective amendment, provided that the prospectus discusses the substance of the opinions that will be provided at closing. Please advise and revise accordingly.
RESPONSE:
     We have revised our disclosure on pages 70 and 71 of Amendment No. 2 to the Form S-4 in accordance with the Staff’s comment.
Exhibit 99.2
COMMENT NO. 24:
We note that Baird continues to state that its consent applies only to the current proxy statement included in the registration statement, and not to any amendments or supplements thereto. Please be advised that in order for you to become effective, Baird will have to file an updated consent or remove such qualifying language from its opinion.
RESPONSE:
     We have filed an updated consent of Baird in accordance with the Staff’s comment.
* * *

Ms. Pamela A. Long
Securities and Exchange Commission
February 22, 2011

ATI acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please contact me at 412-394-2800 at your earliest convenience.
     Sincerely,

ALLEGHENY TECHNOLOGIES INCORPORATED
By:	/s/ Jon D. Walton
Jon D. Walton
Executive Vice President, Human Resources, Chief Legal and Compliance Officer and Corporate Secretary